Exhibit 99.2

DUNDEE CORPORATION DECLARES
QUARTERLY FIRST PREFERENCE SHARES, SERIES 2 DIVIDEND

FOR IMMEDIATE RELEASE

Toronto, November 9, 2009 – Dundee Corporation (TSX: DC.A and DC.PR.B) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.49469 per cumulative 5-year rate reset first preference share, series 2 payable on December 31, 2009 to shareholders of record on December 17, 2009.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

About Dundee Corporation

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $68 billion under management and administration. Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Lucie Presot Vice President and Chief Financial Officer Dundee Corporation (416) 365-5157